FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549


                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              14 February 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re: Marketing agreement with Hatch



14 February 2003

                  COLLABORATIVE MARKETING AGREEMENT WITH HATCH


Virotec International Ltd (ASX/AIM: VTI) and Hatch Associates Pty Ltd are pleased to announce that they have signed a collaborative marketing agreement. The primary objective of this agreement is to facilitate the marketing and promotion of Virotec's BASECON(TM) Technology to the alumina industry.

Hatch (www.hatch.ca) is a global engineering and consulting firm with experience and contacts in the mining, minerals and metals industries. In particular, Hatch is currently a member of a number of engineering alliances with major alumina producers, and is involved in the design and feasibility study for a range of new and upgraded alumina refinery projects world wide.

Under the terms of the agreement, Virotec grants to Hatch an exclusive right to market the BASECON(TM) Technology in proposals, pre-feasibilities, feasibilities, and engineering designs to a number of alumina producers and alumina refinery projects as specified in the agreement. The scope of the agreement can be expanded to include other projects that Hatch are involved with and where the BASECON(TM) or Bauxsol(TM) Technologies have application. Virotec and Hatch will work together with respect to the projects, with Hatch managing the projects, including any implementation or application of the Technologies if the proposals are successful. The agreement is for ten years and may be extended by mutual agreement.

As announced by Virotec on 30 August 2002, the BASECON(TM) Technology is a significant breakthrough that has the potential to benefit the alumina industry throughout the world. BASECON(TM) Technology can be applied as part of the Bayer process, enabling the alumina industry to produce an environmentally benign waste by neutralising the high caustic component of red mud. It can also be applied to the caustic residue that is stored in containment ponds thereby contributing to complete environmental remediation.

Virotec's Chairman, Brian Sheeran commented "This is very significant step in the commercialisation of Virotec's technologies and in particular a technical and economic endorsement of the BASECON(TM) Technology. Hatch have a very strong reputation in the alumina industry throughout the world, and have the expertise and capability to successfully assist Virotec in the marketing of the BASECON(TM) Technology. Hatch service a number of existing producers in the alumina industry and are actively involved in the design and construction/refurbishment of new refineries. Hatch have recognised the importance of the Basecon(TM) Technology to the industry particularly as it strives to achieve a sustainable future. We look forward to a long and successful association."

Chris Twigge-Molecey, Managing Director, Technologies of Hatch stated that "Hatch is very pleased to be working with Virotec to bring technological solutions to our clients for both red mud re-use and industrial remediation. Virotec's renowned technical expertise will complement Hatch's and bring significant added value to our clients going forward".


Virotec International Ltd develops new and innovative technologies and provides market driven products and services that are practical solutions to environmental problems particularly for water and soils.

For further information regarding Virotec, please visit our website at www.virotec.com or us on +617 5530 8014.

For further information regarding Hatch Associates Pty Ltd, please visit www.hatch.ca.


                           VIROTEC INTERNATIONAL LTD
                               ABN 81 004 801 398
                                   PO BOX 188
                            SANCTUARY COVE QLD 4212
                                   AUSTRALIA
                                www.virotec.com



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     14 February 2003